1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

Robert H. Rosenblum

Email: rrosenblum@wsgr.com

Direct Dial: 202-973-8808

April 11, 2019

David Gessert

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

100 F Street, NE

Washington, DC 20549

Re:                             Blockstack Token LLC

Amendment No. 1 to

Draft Offering Statement on Form 1-A

Submitted December 24, 2018

CIK No. 0001719379

Dear Mr. Gessert:

Blockstack Token LLC (“Blockstack,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated March 29, 2019 (the “Comment Letter”), relating to the Company’s filing on December 24, 2018 of the Company’s Amendment No. 1 to the Offering Statement on Form 1-A (the “Offering Statement”).

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Amendment No. 1 to Form 1-A filed December 24, 2018

General

1.                                      We note your response to comment 4.  Please provide us with a detailed legal analysis as to how your proposed future pricing structure does not constitute an “at the market” offering, which is impermissible under Rule 253(d)(3)(ii) of Regulation A.

In response to the Staff’s comment, the Company respectfully submits that the future pricing structure contemplated in the Offering Statement does not constitute an “at the market” offering prohibited under Rule 251(d)(3)(ii) (the “Rule”) for three reasons.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO

SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

First, the Company notes that the offering of Stacks Tokens under the Offering Statement is not an “at the market” offering as that term is used in the Rule because the Rule states that “[a]s used in this paragraph (d)(3)(ii), the term at the market offering means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.” (emphasis added).  As described in the Offering Statement, the Stacks Tokens are not equity securities because Stacks Token holders will not receive an interest in the profits or losses of the Company, Blockstack PBC, or any other Blockstack affiliate, any rights to distributions from the Company, Blockstack PBC, or any other Blockstack affiliate, or any legal or contractual right to exercise control over the operations or continued development of the Company or Blockstack PBC, or any legal or contractual right to exercise control over the operations or continued development of any Blockstack affiliate, as might be expected for a traditional equity instrument.

Second, the Company notes that the Stacks Tokens cannot be an “at the market” offering because none of the offerings outlined in the offering circular are “at other than a fixed price.” With respect to the voucher program and the general offering, purchasers in each offering are paying a fixed price, and are not subject to the “future pricing structure” described on page 4 of the offering circular and referenced in the Staff’s comment.  This price is currently anticipated to be $0.12 per token for purchasers in the voucher program and $0.30 for purchasers in the general offering; while the Company has reserved the right to increase the offering price in the general offering based on indications of interest that it receives prior to qualification, this price will be fixed, as disclosed on the cover page of the offering circular, “immediately following qualification.”  The future pricing structure will only apply to tokens issued in the App Mining program, and there will be no overlap between its application to those issuances and any issuance in the cash offering, as tokens issued in both the general offering and the voucher program will be issued no later than 90 days following the commencement of the offering, sooner than the earliest time that the future pricing structure could be applied to tokens issued under the App Mining program.

With respect to the participants in the App Mining program, the Company maintains that these participants are not paying any price for the Stacks Tokens in these offerings for the purposes of the Rule.   The Company submits that the Rule’s intent is to reach certain offerings with variable prices.  As discussed previously in our response to comment 4 of the Commission’s letter dated November 29, 2019, submitted December 21, 2018 (the “December Response”), we believe that a “price,” unless explicitly

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

stated otherwise, is reasonably viewed as the price paid by an investor in the offering - a measurement based on monetary consideration rather than some other form of consideration and monetary value.  Specifically, we believe that the Rule is directed at variability in “the amount of money for which something is sold or offered for sale,” which is how the Cambridge Dictionary of English defines “price.”  For purposes of the App Mining program, this price is always $0 per Stacks Token, regardless of any changes to the deemed price.   There is, therefore, no variable price described in the Company’s plans for changing the deemed offering prices in the App Mining program.  Because there is no such variable price, the App Mining program cannot be an “at the market” offering.

Third, the application of the future pricing structure to the App Mining program is not relevant to the policy goals of the Rule, which are, at least in part, to avoid situations where “fluctuating market prices” result in a breach of the dollar value ceilings for the sum of the “aggregate offering price” and “aggregate gross sales” established under Regulation A for any twelve month period (the “Offering Ceilings”).(1)  There is no increased risk that the future pricing structure will cause Blockstack to exceed the Offering Ceilings associated with changing the deemed offering price of the Stacks Tokens.  We note that—in contrast to the “at the market” offerings contemplated in the Rule—Blockstack will only be making changes to the deemed offering price every month, and will be in complete control as to limiting or ending its monthly distributions under the App Mining program in order to comply with the Offering Ceilings. There are also no secondary sellers in the App Mining program.  In contrast, the typical “at the market” offering that we believe is contemplated in the Rule is often characterized by broker-dealers trickling out securities into the market at prevailing market prices. We believe those Regulation A issuers can present an increased risk of breaching the Offering Ceilings, because they lack control and set pricing information—but those risks are not present in the Company’s offerings, where the Company intends to reset deemed offering prices on a monthly basis prospectively for each month, and will therefore always be able to evaluate compliance with the Offering Ceilings well in advance of its monthly distributions

(1) See SEC Rel. No. 33-9741, “Amendments for Small and Additional Issues Exemptions under the Securities Act (Regulation A)” (the “Adopting Release”), p. 139 (“an offering sold at fluctuating market prices may not be appropriate within the context of an exemption that is contingent upon not exceeding a maximum offering size”) and p. 298 (“However, the benefit of the new restriction as it applies to secondary sales is that it helps ensure that issuers do not lose their Regulation A exemption due to unanticipated market factors by inadvertently offering securities in an amount that exceeds the offering limitation.”)

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

under the App Mining program.   The Company has revised its disclosure on page 4 of the offering circular to further make clear that Blockstack will announce whether the offering of Stacks Tokens for a given month may be curtailed due to a change in the deemed price.

Further, not only do the Company’s intended changes to deemed offering prices not increase the risk of violating the Offering Ceilings, they in fact represent the Company’s reasonable determination as to what is required to ensure that the offerings under the Offering Statement fall below the Offering Ceilings.  To comply with the Offering Ceilings, the Company over the term of the offering will consistently value the non-cash consideration received by the Company for each Stacks Tokens it issues as being approximately equivalent to the value of that Stacks Token, with such per-token valuation based on what the Company considers to be a reasonable determination based on the information it possesses at the time.  At the commencement of the offering, this value will be the per-token offering price in the general offering, as informed by the reasoning provided on page 71 of the offering circular in response to Staff’s comment number 10 below and by pre-qualification indication of interests received by the Company.  In the Company’s judgment, subsequent re-measurement of the value of non-cash consideration following a “calculation month” — which will only occur if a significant trading market for the tokens develops, and if the average closing bid price during the entire calculation month differs from the previous deemed price - facilitates more accurate valuation, and is not intended to evade the requirements of the Rule; in fact, it is arguably required by the instruction to paragraph (a) of Rule 251 that valuations of non-cash consideration be “reasonable at the time made.”

2.                                      We note your responses to comments 21 and 31.  Please note that we continue to evaluate your responses.  We may have further comment.

The Company respectfully acknowledges the Staff’s comment.

Cover Page

3.                                      We note that you may increase the purchase price per token included in the general offering immediately following qualification of this offering statement based on indications of interest you solicit.  Please disclose how increasing the price per token above $0.15 for tokens in the general offering will impact the number of Stacks Tokens you are qualifying and intend to offer in the App Mining program.

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

In response to the Staff’s comment, the Company has revised the disclosure on the cover page to clarify the impact of an increase in the price per token on each of the aggregate number of Stacks Tokens being qualified, the number of tokens offered through the general offering, and the number of tokens offered though the App Mining program.

4.                                      We also note your disclosure that Stacks Tokens offered through the App Mining Program will be offered until the earliest of the date on which 80 million tokens have been distributed or the date on which the offering of any additional Stacks Tokens would cause the aggregate offering price in the offering to exceed $50 million.  Since you are only offering 80 million Stacks Tokens valued at $0.15 per token through the App Mining program, and the cash offering is limited to $38 million, the circumstances in which this limitation would apply are unclear.  Please clarify.

The Company respectfully advises the Staff that the Company’s valuation of the Stacks Tokens offered through the App Mining program for purposes of compliance with the Offering Ceilings can vary following a “calculation month,” defined in the offering circular as any “calendar month where there were trades for at least one million Stacks Tokens executed through or on exchanges or alternative trading systems.”  As a result, the number of Stacks Tokens offered through the App Mining program could be limited to prevent the aggregate offering price in the offering from exceeding $50 million.  The  Company has revised the disclosure on the cover page, page 5 and page 137 of the offering circular to describe the circumstances in which such variation could occur.

5.                                      We note your response to our comment 5.  Please revise the cover page to briefly indicate that until released, Stacks Tokens subject to the “time lock” cannot be burned, used or transferred on the Blockstack network.  Please highlight that the “time lock” may delay the full release of the Stacks Tokens sold for up to one year and eleven months after purchase.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, page 5 and page 128.

Unlocking of Stacks Tokens, page 3

6.                                      We note your response to comment 11.  Please revise to clarify whether investors in the cash offering have a right to repayment in the event the company does not release tokens from the time lock according to schedule.

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

In response to the Staff’s comment, the Company respectfully advises the Staff, and has revised the disclosure on page 3 of the offering circular to clarify, that release from the time lock and transfer lock is automatic and will take place without any further action on the part of Blockstack.  The Company has also revised the cover page and page 3 of the offering circular to disclose that, since the rate at which the requisite number of blocks needed to release the Stacks Tokens from their time lock is processed is outside of Blockstack’s control, the Company will not offer repayment in the event that the tokens are not released from their time lock by the anticipated dates disclosed.

App Mining Program, page 3

7.                                      We note that you may at your discretion and for any reason pay the application developer in Bitcoin in lieu of Stacks Tokens.  Please explain in detail how investors will be made aware of this change, including when notification will occur.  In this respect, we note that there may be a delay in delivery of the tokens for the reasons discussed in this section (i.e., the use of hard forks).  Please also explain in more detail how the “fair market value” of the Stacks Tokens will be determined.

In response to the Staff’s comment, we have revised the disclosure on page 4 and page 136 of the offering circular to clarify that the Company will file an offering circular supplement via Rule 253(g)(2) of Regulation A, a  Form 1-U and post a notice on its website at stackstoken.com to announce any delay in the delivery of the Stacks Tokens or determination to deliver Bitcoin in place of Stacks Tokens.  The disclosure on these pages have also been revised to clarify that the calculation of the fair market value of the Stacks Tokens will be equal to the deemed price of the Stacks Tokens described in the section of the offering circular summary captioned “Pricing.”

How to Subscribe (cash offering), page 6

8.                                      We note your response to comment 13.  Please revise to clarify if you also intend to file an offering circular supplement via Rule 253(g)(2) of Regulation A to disclose a potential replacement source or advise.  Please also refer to Note to Paragraph (a) of Rule 251 of Regulation A and the requirement that the fair value of consideration other than cash must be determined by an “accepted standard.”

In response to the Staff’s comment, the Company has revised the disclosure on page 6, page 136 and page 140 of the offering circular to clarify that we intend to file an offering circular supplement via Rule 253(g)(2) of Regulation A to disclose a potential replacement source, and that this source will be an

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

“accepted standard” in accordance with Rule 251(a) under the Securities Act, taking into account any guidance from the Commission that may exist at the time such replacement is made.

Trading of Stacks Tokens, page 7

9.                                      We note your disclosure throughout regarding secondary trading and your response to comment 33.  In addition, we note your discussion on page 127 regarding the “transfer lock” that is applicable to the tokens issued privately, but will not be applicable to the tokens being issued herein.  Please tell us how you intend to enable subsequent transfers of the Stacks Tokens being issued in this offering in compliance with the federal securities laws.

In response to the Staff’s comment, as further informed by the discussion between the Staff and Company’s counsel on April 4, 2019, the Company respectfully advises the Staff that it shares what it believes to be the Commission’s and the Staff’s concerns with respect to the lack of a developed secondary market for trading of tokens.  Specifically, the Company is aware that peer-to-peer and similar secondary sales of tokens can present risks — such as trades that are not necessarily made in compliance with applicable federal or state securities laws, and that do not necessarily include certain anti-money laundering (“AML”)  or know-your-customer (“KYC”) safeguards — that are not present for secondary sales made through registered exchanges or alternative trading systems.  The Company will therefore attempt to enable subsequent transfers in compliance with the federal securities laws by notifying investors of any registered national exchanges or alternative trading systems that it becomes aware of that have been approved by the Financial Industry Regulatory Authority (“FINRA”) for the trading of Stacks Tokens, and seek to have the Stacks Tokens listed for trading on such an exchange or alternative trading system to the extent Blockstack reasonably can comply with its listing requirements and rules.  The Company has revised the disclosure on page 7, page 86, page 125 and page 138 of the offering circular to emphasize this fact, and to acknowledge that, as far as Blockstack is aware, there are currently no registered exchanges or alternative trading systems to support the trading of Stacks Tokens on the secondary market.

As a preliminary observation, the federal securities laws envision that an issuer of securities generally should not have any role in the secondary trading of the securities it has issued.  For securities that are listed on an exchange or alternative trading system (“ATS”), thousands and in some cases millions of shares may be traded every day without the issuer knowing who the sellers and buyers are, and without any transaction-specific involvement by the issuer.

More relevant to this discussion, though, is the regulation of secondary transactions of privately placed securities and other securities that are not listed on an exchange or ATS.  The Securities Act of 1933 (the “1933 Act”), which primarily governs issuers of securities, does not directly or indirectly

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

impose any obligation on issuers with respect to secondary trading of its securities.  The 1933 Act does impose obligations directly on the seller of any such securities under Section 5 of the 1933 Act, and Section 4 of that Act provides a number of methods that permit those resales.  In addition, the Commission has adopted, for example, Rules 144, 144A and 145 under the 1933 Act that also govern when and how a holder of a security may permissibly resell those securities other than on an exchange or ATS.  As a general rule, the issuer is not required to take any actions or have any involvement in those transactions, other than in some cases by providing appropriate information about itself and the securities to the market. (2)  Notably, Blockstack will provide that type of information to the markets through the offering circular that is part of the Regulation A offering, and through its periodic filings required pursuant to Regulation A.

The Securities Exchange Act of 1934 (the “1934 Act”) imposes a number of requirements on intermediaries that facilitate secondary trading of (generally) listed securities.  Exchanges and ATSs are subject to significant registration and substantive requirements, as are the brokers, dealers, transfer agents and clearing agencies (among others) that facilitate trading on those exchanges and ATSs.  These requirements, including AML, KYC and similar requirements that the Company believes are part of the concerns underlying the Staff’s comment, are imposed on these market intermediaries, and again not on the issuer of the securities.  The 1934 Act reasonably appears to implicitly take the position that the imposition of significant rules and obligations with respect to secondary trading is appropriately placed on these financial intermediaries, because of their ability to significantly increase the liquidity of, and the amount of secondary trading in, an issuer’s securities.  The issuer, by contrast, does not provide facilities or services that significantly facilitate secondary trading, and therefore is not, and should not be, subject to these rules and obligations imposed on financial intermediaries.

The Company acknowledges that, in this and other cases, the federal securities laws may not be well-designed for blockchain technology.  Blockchains may in some cases facilitate peer-to-peer trading, even in the absence of market intermediaries, to an extent that may not find an easy analog in most non-

(2) The issuer of securities in a private placement also may authorize the transfer agent to remove a restrictive legend from a security, such as after the Rule 144 holding period has expired.  See the Commission’s “Fast Answer” to investors on this topic, at https://www.sec.gov/fast-answers/answersrestrichtm.html).  The issuer also may voluntarily retain the right to approve secondary sales of its securities in order to limit the number of legal owners of its equity securities, to avoid inadvertently becoming a reporting company under Section 12(g) of the 1934 Act.  In each of these cases, the issuer is acting consistently with express statutory or regulatory provisions, applicable in whole or in part to the issuer, under the federal securities laws.  The Company is not aware of any comparable statutory or regulatory provisions applicable to Blockstack that would require or cause it to have an obligation to limit or otherwise regulate secondary trading in the Stacks Tokens.

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

blockchain situations (although it is possible that internet-based “bulletin boards,” which under several Staff no-action letters also may not be subject to broker-dealer or similar regulation, may pose similar regulatory considerations).(3)  The Company respectfully submits that this likely is a short-term issue; as discussed above, once FINRA approves one or more ATSs on which Blockstack can list the Stacks Tokens, Blockstack will list the Tokens and the concerns the Company believes underlie the Staff’s comments should be significantly mitigated.  The Company also respectfully submits that these concerns — like so many other instances in which the federal securities laws and forms are not yet well-tailored for cryptocurrency, such as the registration and reporting process, the registration and regulation of alternative trading systems, the regulation and registration of market intermediaries for cryptocurrency transactions, and the obligations of registered funds and investment advisers buying, selling and advising on cryptocurrency — are best addressed through Commission rule-making, and perhaps in some cases through legislation, rather than through the review process for Regulation A offerings.

The Company also respectfully notes that the concerns it believes underlie the Staff’s comment are in no way limited to the Stacks Tokens issued pursuant to this Regulation A offering.  The Company has issued Stacks Tokens to participants in several private placements, and under Rule 144, after a year from the date of those private placements, the Stacks Tokens generally become freely tradeable under the federal securities laws.  Recipients of those transactions already are able to participate in peer-to-peer transactions.  Nor is Blockstack unique in this regard.  Many other token issuers, including tokens issuers that may never do a Regulation A or public offering,  also have offered and sold their tokens in private placements more than a year ago, and those tokens, too, are now able to be resold in peer-to-peer transactions.  The Company respectfully submits that this reinforces the Company’s suggestions above: the most appropriate regulatory responses to the concerns the Company believes underlie the Staff’s concerns are for FINRA to expeditiously approve one or more ATSs on which tokens can be traded, and for the Commission by rule (and perhaps Congress through legislation) to better tailor the federal securities laws to address these issues, and to address the many other issues presented by blockchain technology and cryptocurrency that do not fit as neatly as they might into the framework of the federal securities laws.

For the foregoing reasons, the Company respectfully submits that its disclosure in the offering circular is appropriate, and resolves to the best of the Company’s realistic ability the concerns the

(3) See Portland Brewing Co., SEC No-Action Letter (Dec. 14, 1999); Flamemaster Corp., SEC No-Action Letter (Oct. 29, 1996); PerfectData Corp., SEC No-Action Letter (Aug. 5, 1996); Real Goods Trading Corp., SEC No-Action Letter (June 24, 1996).

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

Company believes underlies the Staff’s concerns.  Nonetheless, the Company also offers the following “thought experiments” for how the Company might try to implement a mechanism to further address some of the regulatory issues it believes are of concern to the Staff; unfortunately, as discussed below, the Company does not believe these are feasible (and again, as discussed above, the Company does not believe they are required under the federal securities laws).

The Company believes that there are three technological approaches it (or someone) theoretically could consider implementing.   First, the Company could try to develop a “discerning” smart contract, which would  distinguish between transactions not compliant with the federal securities laws and compliant transactions.  This smart contract would need to be able to distinguish when, for example,  a secondary transfer of tokens involved a legal peer-to-peer transaction in the United States, when it involved an offshore transaction not subject to US securities laws, when it involved a transaction executed through a financial intermediary (such as a broker, ATS or exchange) authorized to facilitate or execute the transaction, when it involved a permissible commercial use and transfer of the tokens, and when and if other transactions might be legal.   The Company lacks the regulatory expertise to develop and implement such a system, and the Company and the Platform each lacks information about many of these transactions that would be relevant to making a determination as to whether a particular transaction was legal.  It is perhaps possible to design, build and develop a system that could do much or all of this, but it would be an enormous, time-consuming and expensive project that is not related to the technology that Blockstack is developing.  In fact, this technology, if and when developed by someone, would in many respects automate functions otherwise performed by brokers and other financial intermediaries, and in fact the system operator might itself be required to register as a broker-dealer and, perhaps, an ATS.  Blockstack does not propose to become a registered entity, and has carefully structured its operations to avoid becoming a regulated entity.  In addition, Blockstack’s shareholders did not invest in the Company with the intention that their investments would be used to create such a regulatory review platform, and it is unlikely that they or Blockstack’s board of directors would approve Blockstack using its assets for such a purpose.

Second, the Company could consider applying a “brute force” smart contract restriction, which is the approach the Company took with respect to the transfer lock.  The transfer lock prohibits all transfers prior to a year from the sale date of the token for purposes under Rule 144.  The Company could, perhaps, technologically block the transfers of all Stacks Tokens indefinitely, subject to approval of a transfer by Blockstack or some other entity.  In practice, this poses all of the challenges discussed in the first option.  Blockstack or the person ultimately approving transactions would need to obtain significant information about each transaction, would need to have the regulatory expertise to evaluate whether each transaction was legally compliant, and likely would need to register as a broker-dealer and, perhaps, an ATS.  In

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

addition, this approach would (and the first approach might) undermine the purpose of this Regulation A offering:  to permit the free transferability of Stacks Tokens to be used on the Platform.

Third, Blockstack could significantly redesign the network to provide Blockstack or a third party with the information and power needed to prevent non-compliant trading.  It is not clear how this system would function, and who would use such a system.  In any event, the development of a system implementing this option presents all of the issues present in the first option, and would again likely subject Blockstack or a third party to broker-dealer and perhaps ATS registration requirements.  In addition, such a redesign likely could not be implemented; it would necessitate a hard fork, which would likely meet significant resistance from a user community dedicated to the concept of a decentralized network and a user’s ultimate control over their personal data.  Even if such a hard fork were accepted by the community at first, such acceptance would possibly be hard won and vulnerable to reversal by a hard fork proposed by a third party; as disclosed in the offering circular, such third party hard forks are an unavoidable feature of the open source nature of Blockstack’s core software.  This also could be a practical impediment to the first and section options, depending upon how they are proposed to be implemented.

As a result, Blockstack is not aware of a practical technological solution it could implement in a reasonable, timely and cost-effective manner that would address the concerns that the Company believes underlie the Staff’s comment.

Finally, as the Company’s counsel discussed with the Staff, the Company’s counsel has on several occasions discussed with other senior members of the Staff the possibility of a Regulation A offering not receiving approval until an exchange or ATS had been approved, and Company counsel had informally been advised by those Staff members that would not be the case.  While the Company does not believe that the Staff’s comment is intended to suggest that approval of the Company’s Regulation A offering is contingent on a pre-existing exchange or ATS capable of trading the Stacks Tokens, the Company also respectfully submits that it should not be tasked with providing the regulatory functions of such an exchange or ATS while the Company and the broader cryptocurrency community anxiously await FINRA’s approval of such an exchange or ATS.

Summary of Risk Factors, page 13

10.                               We note your disclosure that in September 2018, the Board received a third-party valuation of the Stacks Tokens which concluded that the fair market value of the Stacks Tokens as of that date was $0.013.  In an appropriate section of your offering circular, such as your MD&A section, please discuss the three different price points (i.e., $0.12, $0.15 and $0.013) associated with the Stack Tokens, explain which amount you consider to be the current value of the tokens and discuss the rationale behind that conclusion.

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

In response to the Staff’s comment, the Company respectfully advises the Staff that it now intends to offer the Stacks Tokens in the general offering at $0.30 per token and has revised the disclosure on page 71 of the offering circular to discuss the factors influencing each of the above-referenced valuations.

Risk Factors

You Stacks Tokens will be issued through a hard fork to the network . . . ., page 19

11.                               We note your disclosure in this risk factor that you may decide to issue Stacks Tokens in this offering without obtaining consensus.  Please clarify how investors will be made aware of this event and if you also intend to allow investors to revoke their subscription if the tokens will be issued in such circumstances.

In response to the Staff’s comment, we have revised the disclosure on the cover page, page 6 and page 136 of the offering circular to clarify that the Company will file an offering circular supplement via Rule 253(g)(2) of Regulation A, a Form 1-U and post a notice on its website at stackstoken.com if Blockstack determines in its reasonable discretion that it expects a significant number of nodes on the network not to adopt the hard fork at the Cash Offering Closing, and that in such event, investors will be provided the option to revoke their subscriptions within 10 days following the announcement.

The Blockstack Network

Development of the Blockstack Network

The Stacks Token and the Stacks Blockchain, page 88

12.                               We note disclosure on page 2 that additional Stacks Tokens may be introduced through mining activities following their introduction to the Blockstack network.  In regard to these tokens, please clarify:

•                  Whether you mean that new Stacks Tokens will be created in connection with mining activities;

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the offering circular to clarify that new Stacks Tokens, in addition to those previously

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

created in the genesis block and at the Cash Offering Closing, will be created through mining.

•                  Who will own or control the Stacks Tokens once they are introduced or created.  For example, clarify if the tokens are created and then distributed in connection with mining activities, or if the mining activities actually create the tokens;

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the offering circular to clarify that, when mining is first introduced, Stacks Tokens created in mining activities will likely be delivered to a wallet controlled by the Company, and then distributed to miners who have made appropriate securities laws representations and provided information required to satisfy anti-money laundering law and know-your-customer requirements.  However, the Company anticipates that when Blockstack has completed its plans for decentralization as described in “Governance of the Blockstack Network,” an additional hard fork will be performed providing for direct issuance of mined tokens to miners.  The Company anticipates the timing of this hard fork to coincide with Blockstack’s determination that the Stacks Tokens are no longer securities for the purpose of federal securities laws.  As noted in the above-referenced disclosure, however, the timing of this transition to direct delivery to miners is dependent on numerous factors, including delays in having a registration statement for the mined Stacks Tokens declared effective, additional Commission guidance relevant to Blockstack’s determination of the status of the Stacks Tokens, changes to anti-money laundering laws and know-your-customer requirements, and delays in, or accelerations of, Blockstack’s plans for decentralization.

•                  Whether there will be any restrictions on the transfer of the tokens created or introduced through mining activities; and

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the offering circular to clarify that there will be no restrictions on the transfer of tokens created or introduced through mining activities; however, the Company anticipates that delivery of the tokens earned through mining will occur approximately one week after they are earned. This delay is designed to help protect against attacks at the mining level.  As disclosed, this restriction is also subject to change.

•                  Whether you intend to register these tokens and, if not, what exemption from registration you intend to rely upon.

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the offering circular to clarify that the Company currently anticipates registering the initial distributions of mined Stacks Tokens to miners under the Securities Act using Form S-1.  based on Blockstack’s current anticipated schedule for the introduction of mining in the fourth quarter of 2019 or first quarter of 2020, and to continue to register the distribution of mined Stacks Tokens until Blockstack determines that the Stacks Tokens are no longer securities for purposes of federal securities laws (and that registration of these distributions is therefore no longer required), which determination we anticipate to occur sometime in 2020 or the first quarter of 2021, within a year following the introduction of mining to the Blockstack network.  As disclosed, these plans are subject to change, and are dependent upon beliefs regarding the anticipated completion date for decentralization of the Blockstack network as described in the offering circular, Blockstack’s anticipated schedule for the introduction of mining in the fourth quarter of 2019 or the first quarter of 2020, Blockstack’s other plans for the development of the Blockstack network as a whole, and the Company’s current understanding of the guidance promulgated by the Commission as to the application of the federal securities laws, and in particular the test under SEC v. W. J. Howey Co,(4) (the “Howey test”) to cryptoassets such as the tokens. As disclosed on page 11 of the offering circular, Blockstack anticipates making this determination based on the Howey test and other guidance offered by the Commission on the subject, including the “Framework for “Investment Contract” Analysis of Digital Assets” released by the Commission on April 3, 2019.  As noted in the above-referenced disclosures, however, to the extent that the Company’s understanding of any of the foregoing points changes, including after further discussion with its legal counsel or the Commission, the Company’s plans to register the Stacks tokens may also change, and such decision is also dependent upon intervening events, including delays in having a full registration statement for the mined Stacks Tokens declared effective, changes in law or Commission guidance relevant to Blockstack’s determination of the status of the Stacks Tokens as securities, and delays in, or accelerations of, Blockstack’s plans for decentralization.

(4) 328 U.S. 293 (1946)

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

Business

Development of the Business

White Papers, page 100

13.                               We note that you have filed the white papers as exhibit 15 rather than as exhibit 17.

Please tell us why you believe the white papers would not constitute communications contemplated by Rule 255 of Regulation A.  Please also note that communications under Rule 255 should include the legend required by Rule 255(b).

The Company respectfully advises the Staff that it does not believe that the white papers constitute communications contemplated by Rule 255 because they were issued well in advance of the date on which the Company began to consider engaging in this offering. However, we have refiled the exhibits as exhibit 13 and will insert Rule 255 legends on the publicly available versions going forward.

Executive Compensation, page 114

14.                               Please revise to update your disclosure in this section for the year ended December 31, 2018.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the offering circular.

Description of the Stacks Tokens Being Offered

The terms of the Stacks Token under its smart contract, page 124

15.                               Your exhibit list identifies exhibits 3.5 and 6.7 as the smart contract for the Stacks Token, and we note that you have filed material at exhibit 6.7.  Please tell us whether there are two separate contracts, or revise to clarify.  If necessary, please correct the exhibit number you refer to in this section.

In response to the Staff’s comment, the Company has deleted the reference to Exhibit 6.7 and refiled the material filed as Exhibit 6.7 as Exhibit 3.5.

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

Rights of Holders of Stacks Tokens, page 124

16.                               We understand that 1/24th of the amount of the tokens purchased will be released from the time lock for every 4,320 blocks that are processed on the blockchain used by your network, which will initially be on Bitcoin.  Please clarify whether the blocks required to release Stacks Tokens from the time lock include blocks on the Bitcoin blockchain (of which your transactions represent a very small percentage), or whether you are referring to blocks on Stacks blockchain, which we assume only relate to transactions involving Stacks Tokens.  Please also discuss whether the lock-up of Stacks Tokens in this offering will have an impact on how readily the required 4,320 blocks may be processed.  For example, if holders of Stacks Tokens that are purchased in this offering cannot use them until a sufficient number of transactions involving Stacks Tokens have taken place and are recorded on the Bitcoin or Stacks blockchain, then does the time lock, during which holders may not burn, use or transfer the Stacks Tokens, impede the processing of blocks necessary to release investors’ Stacks Tokens?

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the offering circular, to clarify (i) that the blocks required to be processed in order to release Stacks Tokens from the time lock will initially be blocks on the Bitcoin blockchain, until the introduction of the Stacks blockchain’s mining mechanisms, at which time the blocks required to be processed in order to release Stacks Tokens will be those on the Stacks blockchain, and (ii) that we do not anticipate that the lock-up of Stacks Tokens in this offering to have an effect on the release of tokens from time lock both due to the fact that transactions on the Blockstack network make up a very small percentage of transactions on the Bitcoin Blockchain, but more importantly due to the fact that the rate of transactions on each network is not, in the case of Bitcoin, and is not expected to be, in the case of Blockstack, significantly correlated with the number of transactions processed by the blockchain.  As it states in the above-referenced disclosure, the Company respectfully submits to the Staff that blocks are frequently created on the Bitcoin blockchain with less than the maximum-allowable number of transactions (or even zero transactions), by miners who are still incentivized to create them in order to earn mining rewards, and that the Stacks blockchain’s mining mechanisms are designed to function in a similar manner.  As a result, we do not anticipate that the fact that many Stacks Tokens will be subject to time locks, nor the likely lower initial user base of the Stacks blockchain as compared to the Bitcoin blockchain, will have an effect on the speed at which your tokens are released from time lock.  We have also clarified that the speed at which 4,320 blocks is processed may still not occur on the anticipated schedule due to the fact that it will be dependent on the behavior of each blockchain’s miners, which will be outside of the Company’s control and, in the case of the Bitcoin blockchain, not likely subject to Blockstack’s influence.

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

Plan of Distribution

The Cash Offering, page 135

17.                               Your disclosure on page 138 states that you reserve the right to extend the date of the closing by an additional 30 days “before returning investor funds and allowing investors to revoke subscriptions.” Please clarify:

•                  Whether you would expect to extend the date of closing by up to 30 days only for the purpose of completing the implementation of the hard fork necessary to settle the token purchases, or whether the extension is at the company’s discretion, or is subject to other requirements.  In this regard, we note your disclosure on page 138 that there are no conditions the company must meet in order to holder the Cash Offering Closing; and

In response to the Staff’s comment, the Company has revised the disclosure on page 136 to clarify that it only anticipates extending the date of closing for the purpose of completing the implementation of the hard fork necessary to settle the token purchases.

•                  Whether this means that you plan to terminate the offering and return investor funds if you are unable to implement the hard fork and complete the closing within 90 days after commencement of the offering, or if it means that investors will be able to revoke subscriptions and have their investments returned in this event.

In response to the Staff’s comment, the Company has revised the disclosure on page 136 to clarify that if it is unable to implement the hard fork and complete the closing within 90 days after commencement of the offering, the Company will allow investors to revoke their subscription and have their investment returned.

Please also clarify if you also intend to provide notification of an additional settlement delay via an offering supplement.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 136 to clarify that it will notify investors of additional settlement delays by filing an offering circular supplement via Rule 253(g)(2) of Regulation A and a Form 1-U and by posting a notice on its website at stackstoken.com.

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

18.                               We note that an investor’s subscription is irrevocable and you may reject any investor’s subscription “in whole or in part.” Please revise to disclose whether a potential investor will have an opportunity to withdraw a subscription following notification that it will only be partially fulfilled.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, page 6 and page 136 to clarify that it will allow investors to revoke their subscription in the event their subscription is only partially fulfilled.

Transferability of our Stacks Tokens, page 138

19.                               We note your response to comment 41 and reissue the comment in part.  Please revise to disclose here that there are currently no registered exchanges or alternative trading systems to support the trading of Stacks Tokens on the secondary market.

In response to the Staff’s comment, the Company has revised the disclosure on page 138 to insert the following sentence:

“As far as Blockstack is aware, there are currently no registered exchanges or alternative trading systems to support the trading of Stacks Tokens on the secondary market.”

How to Subscribe, page 139

20.                               Please expand to discuss in more detail the steps that an investor must take to open a “wallet” to receive the tokens.  For example, please clarify the type of compatible wallet(s) that an investor may open and the process by which an investor opens one.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 to provide the details requested by the Staff.

2.                                      Restatement of Previously Issued Financial Statements, page F-19

21.                               We note your response to comment 42, as well the disclosure in the footnote 2 beginning on page F-19, stating that you have restated the 2017 Consolidated Balance Sheet and Consolidated Statement of Cash Flows.  Please tell us and revise your footnote to provide the details of the adjustments and changes made to each restated line item in your financial

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

statements.  For example, explain why there was a change to the deferred revenue line item in your statement of cash flows as a result of these adjustments.

The Company has included a restatement footnote in the 2018 audited consolidated financial statements. This restatement footnote provides more detail of the adjustments and changes made to the restated 2017 financial statements as follows

As part of the private token sales via SAFTS and the LP Funds, Token LLC had the right to collect 20% of the contributions of the SAFT investors and the LP Funds as a nonrefundable advance to cover the operational expenses of the Company. The contributions from the SAFT investors and the LP Funds consisted of cash, receivables, and digital currencies. The Company incorrectly allocated its 20% advance between cash and receivables, understating the amount represented by the receivables, and resulting in an incorrect allocation between restricted and non-restricted balances of cash and receivables.  Included in the deferred revenue balance was the 20% advance from the receivable relating to CoinList, which was subsequently reflected as a supplemental non-cash transaction in the restatement. In addition, the consolidated statement of cash flows as initially filed incorrectly reflected certain contributions of digital currencies as cash transactions, which were subsequently reflected as supplemental non-cash transactions in the restatement. Finally, the consolidated statement of cash flows as initially filed incorrectly reflected the SAFT investments as an inflow from financing activities, which were subsequently reflected as an inflow from operating activities.

Notes to Unaudited Consolidated Financial Statements

3. Intangible Assets

Digital Currencies, page F-47

22.                               We note your disclosure that QP LP purchased cryptocurrency from AI LP in order to reduce the balance of cryptocurrency held by AI LP.  Please tell us how you accounted for the cryptocurrency transaction between QP LP and AI LP in your financial statements (e.g., realized gain / loss, carryover basis, other, etc.), along with the journal entries you recorded and a reference to accounting literature supporting the treatment.  As part of your response, tell us whether you considered this to be a related party transaction and if QP LP and AI LP are under common control.

The accounting for the sale of cryptocurrency between QP LP and AI LP in the Company’s unaudited financial statements for the six-months ended June 30, 2018 was incorrect and has been revised

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

April 11, 2019

in the Company’s audited financial statements as of and the year ended December 31, 2018.  QP LP and AI LP are consolidated variable interest entities of the Company.  The purchase of cryptocurrency by QP LP from AI LP is now reflected at AI LP’s carrying value; no gain or loss has been recognized on the purchase / sale in the Company’s consolidated financial statements.  This intra-entity transaction has been eliminated in consolidation in accordance with the guidance in Accounting Standards Codification 810, Consolidations, below.  As such, there are no entries in the consolidated financial statements reflecting this transaction.

810-10-45-1 In the preparation of consolidated financial statements, intra-entity balances and transactions shall be eliminated. This includes intra-entity open account balances, security holdings, sales and purchases, interest, dividends, and so forth. As consolidated financial statements are based on the assumption that they represent the financial position and operating results of a single economic entity, such statements shall not include gain or loss on transactions among the entities in the consolidated group. Accordingly, any intra-entity profit or loss on assets remaining within the consolidated group shall be eliminated; the concept usually applied for this purpose is gross profit or loss (see also paragraph 810-10-45-8).

* * *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum

Robert H. Rosenblum